FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 7, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: September 7, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

ANNEX A

Advanced Semiconductor Engineering, Inc.
and Subsidiaries

Consolidated Financial Statements for the
Six Months Ended June 30, 2010 and 2011 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have reviewed the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2010 and 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements” issued by the Accounting Research and Development Foundation (“ARDF”) of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of officers responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is to express an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements of the Company referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 2 to the consolidated financial statements, the Company completed the tender offering for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February 2010.  Upon the completion of the tender offering, USI became a subsidiary of the Company.  As a result, the consolidated results of operations of USI and its subsidiaries from the date of acquisition have been included in the consolidated financial statements referred to above.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 2, 2011

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)
(Reviewed, Not Audited)

	June 30				June 30
	2010	2011			2010	2011
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$24,770,714	$19,582,697	$680,191	Short-term borrowings (Note 16)	$15,494,059	$26,026,250	$904,003
Financial assets at fair value through profit or loss - current				Financial liabilities at fair value through profit or loss -
(Notes 2, 5 and 25)	1,371,584	621,844	21,599	current (Notes 2, 5 and 25)	115,370	400,364	13,906
Available-for-sale financial assets - current (Notes 2, 6 and 25)	1,886,428	65,427	2,273	Hedging derivative liabilities - current (Notes 2 and 25)	97,747	130,436	4,531
Hedging derivative assets - current (Notes 2 and 25)	32,337	-	-	Accounts payable	24,895,503	22,537,697	782,831
Accounts receivable, net (Notes 2 and 7)	34,308,742	33,059,540	1,148,300	Income tax payable (Note 2)	1,019,177	1,877,479	65,213
Other receivables	1,397,654	1,345,754	46,744	Accrued expenses (Note 17)	7,670,671	8,408,774	292,073
Inventories (Notes 2 and 8)	13,603,665	13,824,103	480,170	Dividends payable (Note 20)	2,368,626	4,223,863	146,713
Inventories related to construction business (Notes 2 and 9)	11,301,050	10,383,292	360,656	Payable for properties	6,439,259	4,635,423	161,008
Deferred income tax assets - current (Notes 2 and 23)	911,221	901,105	31,299	Advance real estate receipts	3,274,755	53,648	1,863
Restricted assets (Notes 25 and 27)	9,739	367,027	12,748	Current portion of long-term bank loans (Notes 18, 25 and 27)	2,129,431	2,430,386	84,418
Other current assets	2,406,257	3,353,192	116,471	Deferred income tax liabilities - current (Notes 2 and 23)	-	287	10
				Current portion of capital lease obligations (Note 2)	6,764	24,053	835
Total current assets	91,999,391	83,503,981	2,900,451	Other current liabilities	1,771,239	1,945,110	67,562

LONG-TERM INVESTMENTS				Total current liabilities	65,282,601	72,693,770	2,524,966
Available-for-sale financial assets - noncurrent (Notes 2, 6 and 25)	203,797	271,035	9,414
Financial assets carried at cost - noncurrent (Notes 2, 10 and 25)	1,038,538	880,038	30,568	LONG-TERM LIABILITIES
Bond investments with no active market - noncurrent (Notes 2, 11				Hedging derivative liabilities - noncurrent (Notes 2 and 25)	223,867	95,493	3,317
and 25)	135,022	86,175	2,993	Long-term bank loans (Notes 18, 25 and 27)	50,813,723	37,047,181	1,286,807
Equity method investments (Notes 2 and 12)	1,011,163	1,505,908	52,307	Capital lease obligations (Note 2)	1,892	4,968	173

Total long-term investments	2,388,520	2,743,156	95,282	Total long-term liabilities	51,039,482	37,147,642	1,290,297

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 27 and 28)				OTHER LIABILITIES
Cost				Accrued pension cost (Notes 2 and 19)	3,195,282	3,292,051	114,347
Land	3,035,253	3,066,432	106,510	Deferred income tax liabilities - noncurrent (Notes 2 and 23)	261,605	451,688	15,689
Buildings and improvements	48,304,573	52,043,552	1,807,695	Other	435,132	365,752	12,705
Machinery and equipment	144,411,018	162,669,407	5,650,205
Transportation equipment	244,054	260,423	9,046	Total other liabilities	3,892,019	4,109,491	142,741
Furniture and fixtures	5,404,181	5,010,657	174,042
Leased assets and leasehold improvements	345,823	467,256	16,230	Total liabilities	120,214,102	113,950,903	3,958,004
Total cost	201,744,902	223,517,727	7,763,728
Less: Accumulated depreciation	(120,537,202)	(128,134,841)	(4,450,672)	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Less: Accumulated impairment	(14,110)	(135,459)	(4,705)	Capital stock (Note 20)
	81,193,590	95,247,427	3,308,351	Common Stock - at par value of NT$10 each
Construction in progress	2,747,962	2,455,529	85,291	Authorized - 8,000,000 thousand shares
Machinery in transit and prepayments	11,964,916	6,862,839	238,376	Issued - 5,495,213 thousand shares and 6,050,061 thousand shares as of
				June 30, 2010 and 2011, respectively	54,952,125	60,500,605	2,101,445
Property, plant and equipment, net	95,906,468	104,565,795	3,632,018	Capital received in advance	69,033	45,991	1,598
				Total capital stock	55,021,158	60,546,596	2,103,043
INTANGIBLE ASSETS (Notes 2 and 14)				Capital surplus (Notes 2 and 20)
Goodwill	13,524,693	10,272,620	356,812	Capital in excess of par value	1,384,786	1,565,786	54,386
Land use rights	1,590,437	2,237,018	77,701	Treasury stock transactions	2,136,343	1,403,086	48,735
Other intangible assets	1,303,930	2,318,915	80,546	Long-term investments	3,519,058	3,523,197	122,376
				Employee stock options	79,645	568,223	19,737
Total intangible assets	16,419,060	14,828,553	515,059	Other	656,827	-	-
				Total capital surplus	7,776,659	7,060,292	245,234
OTHER ASSETS				Retained earnings (Note 20)	19,259,072	28,658,982	995,449
Idle assets (Notes 2 and 15)	901,491	1,184,308	41,136	Other equity adjustments (Notes 2 and 20)
Guarantee deposits - noncurrent (Note 25)	73,758	89,240	3,100	Unrealized gain on financial instruments	24,360	292,492	10,159
Deferred charges (Note 2)	1,267,371	1,190,673	41,357	Cumulative translation adjustments	4,149,645	(1,114,258)	(38,703)
Deferred income tax assets - noncurrent (Notes 2 and 23)	2,046,428	1,753,163	60,895	Unrecognized pension cost	(248,633)	(476,250)	(16,542)
Restricted assets (Notes 25 and 27)	260,638	231,323	8,035	Treasury stock - 104,365 thousand shares and 114,792 thousand shares as of
Other	29,515	12,148	422	June 30, 2010 and 2011, respectively	(1,959,107)	(1,959,107)	(68,048)
				Total other equity adjustments	1,966,265	(3,257,123)	(113,134)
Total other assets	4,579,201	4,460,855	154,945
				Total equity attributable to shareholders of the parent	84,023,154	93,008,747	3,230,592

				MINORITY INTEREST	7,055,384	3,142,690	109,159

				Total shareholders’ equity	91,078,538	96,151,437	3,339,751

TOTAL	$211,292,640	$210,102,340	$7,297,755	TOTAL	$211,292,640	$210,102,340	$7,297,755

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated August 2, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)
(Reviewed, Not Audited)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

NET REVENUES (Note 2)
Operating revenue	$84,610,920	$92,943,727	$3,228,334
Less: sales returns and discounts	(640,478)	(684,113)	(23,763)

Total net revenues	83,970,442	92,259,614	3,204,571

COST OF REVENUES (Notes 8 and 22)	66,498,555	74,637,165	2,592,468

GROSS PROFIT	17,471,887	17,622,449	612,103

OPERATING EXPENSES (Note 22)
Research and development	2,860,906	3,334,100	115,808
Selling	1,168,636	1,386,406	48,156
General and administrative	3,400,016	3,893,697	135,244

Total operating expenses	7,429,558	8,614,203	299,208

INCOME FROM OPERATIONS	10,042,329	9,008,246	312,895

NON-OPERATING INCOME AND GAINS
Interest income (Note 25)	127,896	145,996	5,071
Foreign exchange gain, net (Note 2)	-	266,868	9,269
Gain on valuation of financial assets, net (Notes 2, 5 and 25)	523,088	321,096	11,153
Equity in earnings of equity method investments (Notes 2 and 12)	68,669	130,461	4,531
Dividend revenue (Note 2)	8,713	595,887	20,698
Other	235,612	534,724	18,574

Total non-operating income and gains	963,978	1,995,032	69,296

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 13 and 25)	701,521	743,168	25,813
Foreign exchange loss, net (Note 2)	83,828	-	-
Loss on valuation of financial liabilities, net (Notes 2, 5 and 25)	331,836	277,966	9,655
Other	432,614	136,715	4,749

Total non-operating expenses and losses	1,549,799	1,157,849	40,217
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)
(Reviewed, Not Audited)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

INCOME BEFORE INCOME TAX	$9,456,508	$9,845,429	$341,974

INCOME TAX EXPENSE (Notes 2 and 23)	1,066,926	1,960,871	68,110

NET INCOME	$8,389,582	$7,884,558	$273,864

ATTRIBUTABLE TO
Shareholders of the parent	$8,007,853	$7,618,457	$264,621
Minority interest	381,729	266,101	9,243

	$8,389,582	$7,884,558	$273,864

EARNINGS PER SHARE (Note 24)
Basic earnings per share
Before income tax	$1.40	$1.43	$0.05
After income tax	$1.36	$1.28	$0.04
Diluted earnings per share
Before income tax	$1.37	$1.39	$0.05
After income tax	$1.34	$1.25	$0.04

 (Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated August 2, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amount in Thousands)
(Reviewed, Not Audited)

								Other Equity Adjustments
								Unrealized
		Capital		Retained Earnings				Gain (Loss)	Cumulative	Unrecognized			Total
	Capital	Received	Capital	Legal	Special	Unappropriated		on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Stock	in Advance	Surplus	Reserve	Reserve	Earnings	Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

NEW TAIWAN DOLLARS

BALANCE, JANUARY 1, 2010	$54,798,783	$135,205	$6,333,755	$3,531,034	$-	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$3,097,668	$74,713,694
Appropriations of 2009 earnings (Note 20)
Legal reserve	-	-	-	674,455	-	(674,455)	-	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Adjustment of equity method investments	-	-	(17,692)	-	-	-	-	(70,089)	-	-	-	-	(87,781)
Cash dividends received by subsidiaries from parent company	-	-	37,526	-	-	-	-	-	-	-	-	-	37,526
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	68,951	-	-	-	-	68,951
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	-	8	-	-	(1,464)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	-	3,975,384	-	5,246,916
Compensation recognized for employee stock options granted	-	-	79,645	-	-	-	-	-	-	-	-	-	79,645
Stock options exercised by employees	153,342	(66,172)	73,365	-	-	-	-	-	-	-	-	-	160,535
Net income for the six months ended June 30, 2010	-	-	-	-	-	8,007,853	8,007,853	-	-	-	-	381,729	8,389,582
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	3,512,067	3,512,067
Cumulative translation adjustments	-	-	-	-	-	-	-	-	873,137	-	-	63,920	937,057
BALANCE, JUNE 30, 2010	$54,952,125	$69,033	$7,776,659	$4,205,489	$-	$15,053,583	$19,259,072	$24,360	$4,149,645	$(248,633)	$(1,959,107)	$7,055,384	$91,078,538
BALANCE, JANUARY 1, 2011	$60,519,872	$299,698	$7,180,585	$4,205,489	$-	$20,767,455	$24,972,944	$246,303	$(1,120,618)	$(398,103)	$(3,144,312)	$3,282,956	$91,839,325
Appropriations of 2010 earnings (Note 20)
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,042)	-	-	-	-	(21,672)	-	(78,147)	-	-	(103,861)
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(55,241)	-	-	-	-	(55,241)
Cash dividends received by subsidiaries from parent company	-	-	74,614	-	-	-	-	-	-	-	-	-	74,614
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	123,102	-	-	-	-	123,102
Retirement of treasury stock	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-	-
Compensation recognized for employee stock options granted	-	-	249,075	-	-	-	-	-	-	-	-	-	249,075
Stock options exercised by employees	350,733	(253,707)	375,265	-	-	-	-	-	-	-	-	-	472,291
Net income for the six months ended June 30, 2011	-	-	-	-	-	7,618,457	7,618,457	-	-	-	-	266,101	7,884,558
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(405,220)	(405,220)
Cumulative translation adjustments	-	-	-	-	-	-	-	-	6,360	-	-	(1,147)	5,213
BALANCE, JUNE 30, 2011	$60,500,605	$45,991	$7,060,292	$6,039,239	$1,272,417	$21,347,326	$28,658,982	$292,492	$(1,114,258)	$(476,250)	$(1,959,107)	$3,142,690	$96,151,437

U.S. DOLLARS (Note 2)

BALANCE, JUNE 30, 2011	$2,101,445	$1,598	$245,234	$209,769	$44,196	$741,484	$995,449	$10,159	$(38,703)	$(16,542)	$(68,048)	$109,159	$3,339,751

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated August 2, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,389,582	$7,884,558	$273,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,782,836	10,526,514	365,631
Amortization	465,276	792,354	27,522
Compensation cost for employee stock options granted	79,645	249,075	8,651
Provision for inventory valuation and obsolescence	119,502	189,802	6,593
Equity in earnings of equity method investments	(68,669)	(130,461)	(4,531)
Deferred income taxes	(33,125)	389,458	13,528
Other	246,247	(101,003)	(3,510)
Changes in operating assets and liabilities
Financial assets for trading	(251,432)	573,429	19,918
Accounts receivable	(3,230,145)	(248,664)	(8,637)
Other receivable	(455,719)	229,593	7,975
Inventories	(2,380,934)	(843,779)	(29,308)
Construction in progress related to property development	(4,049,857)	(257,922)	(8,959)
Other current assets	(732,105)	(901,554)	(31,315)
Financial liabilities for trading	37,330	(88,454)	(3,072)
Accounts payable	2,180,133	(1,851,522)	(64,311)
Income tax payable	(257,655)	(862,232)	(29,949)
Accrued expenses	1,908,482	565,117	19,629
Advance real estate receipts	1,767,283	12,273	426
Other current liabilities and other liabilities	503,371	(552,290)	(19,183)

Net cash provided by operating activities	13,020,046	15,574,292	540,962

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(12,620,994)	(1,700,000)	(59,048)
Proceeds from disposal of available-for-sale financial assets	15,249,697	2,068,815	71,859
Acquisition of financial assets carried at cost	(27,126)	(91,683)	(3,185)
Cash received from disposal of financial assets carried at cost	8,194	-	-
Cash received from return of capital by financial assets carried at cost	-	6,353	221
Acquisition of equity method investments	-	(285,709)	(9,924)
Acquisition of subsidiaries	614,183	-	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Cash received from return of capital by equity method investments	$3,169	$-	$-
Acquisition of property, plant and equipment	(16,522,433)	(15,469,973)	(537,339)
Proceeds from disposal of property, plant and equipment	139,445	596,527	20,720
Decrease (increase) in guarantee deposits	259,709	(25,284)	(878)
Decrease in other receivable	450,000	-	-
Increase in restricted assets	(83,073)	(312,043)	(10,839)
Acquisition of intangible assets	-	(553)	(19)
Decrease (increase) in land use rights	74,079	(74,938)	(2,603)
Increase in other assets	(459,710)	(471,092)	(16,363)

Net cash used in investing activities	(12,914,860)	(15,759,580)	(547,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings	(1,374,569)	11,871,732	412,356
Proceeds from long-term bank loans	13,983,270	16,082,199	558,604
Repayments of long-term bank loans and capital lease obligations	(10,569,819)	(32,293,692)	(1,121,698)
Decrease in guarantee deposits received	-	(8,350)	(290)
Proceeds from exercise of stock options by employees	160,535	472,291	16,405
Increase (decrease) in minority interest	385,187	(41,277)	(1,434)

Net cash provided by (used in) financing activities	2,584,604	(3,917,097)	(136,057)

EFFECT OF EXCHANGE RATE CHANGES	(476,570)	287,525	9,987

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,213,220	(3,814,860)	(132,506)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,557,494	23,397,557	812,697

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,770,714	$19,582,697	$680,191

SUPPLEMENTAL INFORMATION
Interest paid	$860,162	$873,973	$30,357
Less: Capitalized interest	(171,104)	(114,849)	(3,989)
Interest paid (excluding capitalized interest)	$689,058	$759,124	$26,368
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Income tax paid	$1,357,706	$2,433,645	$84,531

Acquisition of property, plant and equipment	$19,528,457	$16,019,988	$556,443
Increase in payable	(3,006,024)	(550,015)	(19,104)
Cash paid for acquisition of property, plant and equipment	$16,522,433	$15,469,973	$537,339
Proceeds from disposal of property, plant and equipment	$117,927	$554,416	$19,257
Decrease in other receivables	21,518	42,111	1,463
Cash received from disposal of property, plant and equipment	$139,445	$596,527	$20,720

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$2,129,431	$2,430,386	$84,418
Current portion of capital lease obligations	6,764	24,053	835
Dividends payable	2,368,626	4,223,863	146,713

The Company acquired 60.07% shareholdings of USI in February 2010 for NT$13,475,056 thousand (Note 2).  The net cash payments and carrying values of acquired assets and liabilities of USI at acquisition date were shown as follows:

NT$

Current assets	$29,599,348
Long-term investments	580,834
Property, plant and equipment, net	4,901,347
Other assets	1,122,088
Current liabilities	(19,490,014)
Long-term bank loans (including current portion)	(100,000)
Other liabilities	(333,735)
16,279,868
Equity method investments at acquisition date	(3,346,041)
Attributable to minority interest	(3,553,378)
Goodwill (Note 14)	4,094,607
Total consideration	13,475,056
Less: Acquired through delivery of treasury stock	(5,246,916)
8,228,140
Less: Cash received of acquired company at acquisition date	(8,842,323)
Net cash inflow from the acquisition	$(614,183)

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)
(With Deloitte & Touche review report dated August 2, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Amounts in Thousands, Except Per Share Data and Unless Otherwise Stated)
(Reviewed, Not Audited)

1.	ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc.” or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), offers a comprehensive range of IC packaging, testing service, and electronic manufacturing services (“EMS”).  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).

As of June 30, 2010 and 2011, the Company had approximately 44,400 and 51,200 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China.  Significant accounting policies are summarized as follows:

Basis of Consolidation

The consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of ASE Inc.  All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities of the Company were as follows:

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

ASE Inc.	A.S.E. Holding Limited (“ASE Holding”)	100.0	100.0	Holding company
	J&R Holding Limited (“J&R Holding”)	100.0	100.0	Holding company
	Innosource Limited (“Innosource”)	100.0	100.0	Holding company
	Omniquest Industrial Limited (“Omniquest”)	71.0	70.6	Holding company
	ASE Marketing & Service Japan Co., Ltd.	100.0	100.0	Engaged in marketing and sales services
	ASE Test, Inc.	100.0	100.0	Engaged in the testing of semiconductors
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

	PowerASE Technology Inc. (“PowerASE”)	55.7	55.7	Engaged in the packaging and testing of memory integrated circuits
	USI	53.2	74.2	Engaged in the manufacturing, processing and sale of computer peripherals, computers and related accessories
ASE Test, Inc.	Alto Enterprises Limited (“Alto”)	100.0	100.0	Holding company
	Super Zone Holdings Limited (“Super Zone”)	-	100.0	Holding company
Alto	ASE (Kun Shan) Inc. (“ASE Kun Shan”)	-	24.5	Engaged in the packaging and testing of semiconductors
Super Zone	Advanced Semiconductor Engineering (China) Ltd.	-	100.0	Will engage in the packaging and testing of semiconductors
ASE Holding	ASEP Realty Corporation	100.0	100.0	In the process of liquidation
	ASE Holding Electronics (Philippines), Incorporated	100.0	100.0	In the process of liquidation
	ASE Investment (Labuan) Inc.	70.0	70.0	Holding company
	ASE Test Limited (“ASE Test”)	10.2	10.2	Holding company
	USI	1.5	1.5	As aforementioned
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASE (Korea) Inc.	ASE WeiHai Inc.	100.0	100.0	Engaged in the packaging and testing of semiconductors and was restructured from J&R Holding in April 2010
J&R Holding	J&R Industrial Inc.	100.0	100.0	Engaged in the leasing equipment and investing activity
	ASE Japan Co., Ltd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
	ASE (U.S.) Inc. (“ASE US”)	100.0	100.0	After-sales service and sales support
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

	Global Advanced Packaging Technology Limited, Cayman Islands (“GAPT Cayman”)	100.0	100.0	Holding company
	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	60.0	60.0	Engaged in the packaging and testing of semiconductors
	Omniquest	8.6	8.5	Holding company
	ASE Test	89.8	89.8	Holding company
	USI	8.2	8.2	As aforementioned
	Super Zone	100.0	-	Holding company
	Anstock Limited	-	100.0	Established in June 2011 and will engage in financing activity
Innosource	ASE Module (Shanghai) Inc. (“ASE Module Shanghai”)	100.0	100.0	Will engage in the production of electronic components and printed circuit boards
	Omniquest	20.4	20.9	Holding company
ASE Module Shanghai	ASE (Shanghai) Inc. (“ASE Shanghai”)	0.6	0.6	Engaged in the production of substrates
Omniquest	ASE Corporation	100.0	100.0	Holding company
ASE Corporation	ASE Mauritius Inc.	100.0	100.0	Holding company
	ASE Labuan Inc.	100.0	100.0	Holding company
ASE Mauritius Inc.	ASE Hi-Tech (Shanghai) Inc.	100.0	100.0	Will engage in the production of electronic components and printed circuit boards
	ASE Kun Shan	100.0	75.5	As aforementioned
	ASE Shanghai	98.8	98.8	As aforementioned
	ASE Module (Kunshan) Inc.	100.0	100.0	Will engage in the production of electronic components
ASE Shanghai	Shanghai Ding Hui Real Estate Development Co., Ltd. (“Shanghai DH”)	20.4	20.4	Engaged in the development and sale of real estate properties
	Advanced Semiconductor Engineering (HK) Limited	100.0	100.0	Engaged in trading
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	0.5	1.0
Engaged in the designing, manufacturing and processing of new electronic components and the additional 0.5% ownership was restructured from USI Electronics (Shenzhen) Co., Ltd. (“USISZ”) in January 2011

Shanghai DH	Shanghai Ding Wei Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development and leasing of real estate properties
	Shanghai Ding Yu Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development and leasing of real estate properties
ASE Labuan Inc.	ASE Electronics Inc. (“ASE Electronics”)	100.0	100.0	Engaged in the production of substrates
ASE Test	ASE Test Holdings, Ltd.	100.0	100.0	Holding company
	ASE Holdings (Singapore) Pte Ltd	100.0	100.0	Holding company
	ASE Test Finance Limited	100.0	100.0	Engaged in financing activity
	ASE Investment (Labuan) Inc.	30.0	30.0	Holding company
	ASE Singapore Pte. Ltd. (“ASE Singapore”)	100.0	100.0	Engaged in the testing of semiconductors
	USI	15.2	15.3	As aforementioned
ASE Test Holdings, Ltd.	ISE Labs, Inc.	100.0	100.0	Engaged in the testing of semiconductors
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
GAPT Cayman	ASE Assembly & Test (HK) Limited	100.0	100.0	Engaged in trading
	ASE Assembly & Test (Shanghai) Limited (“ASESH AT”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASESH AT	Shanghai Wei Yu Hong Xin Semiconductors Inc.	100.0	100.0	In the development stage
	ASE Shanghai	0.6	0.6	As aforementioned
	Shanghai DH	69.6	69.6	As aforementioned
USI	Huntington Holdings International Co., Ltd. (“HHI”)	100.0	100.0	Holding company
	Senetex Investment Co., Ltd.	100.0	100.0	Engaged in the investing activity
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

	Ta-Chi Investment Co., Ltd.	100.0	100.0	Engaged in the investing activity
HHI	Universal Scientific Industrial De Mexico S.A. De C.V. (“USI Mexico”)	100.0	-
Engaged in the assembling of motherboards and computer components and 100% ownership was restructured to be held by Universal Global Technology Co., Limited (“UG”) and Universal Global Industrial Co., Limited (“UGHK”) in April 2011

	Universal Scientific Industrial Co. (UK) Ltd.	100.0	100.0	After-sales service
	Unitech Holdings International Co., Ltd.	100.0	100.0	Holding company
	USI Japan Co., Ltd.	100.0	-	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories and was restructured to be held by UG in February 2011
	Real Tech Holdings Limited (“RTH”)	100.0	100.0	Holding company
	USI International Limited	100.0	100.0	Engaged in the sale of motherboards and computer peripherals
	USI@Work, Inc.	100.0	-	After-sales service and was restructured to be held by UG in February 2011
	Universal ABIT Holding Co., Ltd. (“UABIT Holding”)	100.0	100.0	Holding company
	Rising Capital Investment Limited (“RCI”)	-	100.0	Holding company and was established in February 2011
RCI	e-Cloud Corporate	-	100.0	Engaged in trading of computer systems and was established in March 2011
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

RTH	USISZ	100.0	-	Engaged in the designing, manufacturing and sale of motherboards and computer peripherals and other related accessories and was restructured to be held by USISH and UG in March 2011
	Universal Scientific Industrial (Kunshan) Co., Ltd.	100.0	100.0	Engaged in the manufacturing and sale of computer assistance system and related peripherals
	Universal Electronics Holding Co., Ltd. (“UEHC”)	100.0	-	Holding company and was dissolved in May 2011 and transferred its ownership of USI Enterprise Limited (“USIE”) to RTH
	USIE	-	100.0	Holding company
USISZ	USISH	0.5	-	As aforementioned
UEHC	USIE	100.0	-	Holding company
USIE	USISH	99.0	99.0	As aforementioned
USISH	UG	100.0	100.0	Holding company
	Universal Global Technology (Shenzhen) Co., Ltd. (“UGSZ”)	50.0	50.0	Engaged in the research and development of computer peripherals
	USISZ	-	50.0	As aforementioned
UG	UGSZ	50.0	50.0	As aforementioned
	UGHK	100.0	100.0	Engaged in the manufacturing, trading and investing activities
	Universal Global Scientific Industrial Co., Ltd.	100.0	100.0	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services
	USI Manufacturing Service, Inc.	100.0	100.0	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service
(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2010	2011	Remark

	USI Japan Co., Ltd.	-	100.0	As aforementioned
	USI@Work, Inc.	-	100.0	As aforementioned
	USISZ	-	50.0	As aforementioned
	USI Mexico	-	99.9	As aforementioned
UGHK	USI Mexico	-	0.1	As aforementioned
UABIT Holding	Universal ABIT NL B.V.	100.0	100.0	Engaged in trading of motherboards and computer peripherals
	Universal ABIT UK Company Limited	100.0	-	Dissolved in August 2010
(Concluded)

USI Acquisition

In February 2010, in order to enhance the technical and business cooperation relationship, the Company had launched a cash and stock tender offer to buy the additional outstanding common shares of USI not owned by the Company at a fixed price of NT$21 per share, which was comprised of a fixed 0.34 share of ASE Inc.’s common shares owned by the subsidiaries, J&R Holding and ASE Test, and a cash consideration determined pursuant to the formula (equivalent to NT$21 less 0.34 multiplied by the lowest of the average closing price of ASE Inc.’s common shares for the last one, three and five trading days prior to the last day of the tender offer period).  The total consideration was NT$13,475,056 thousand of which 218,167 thousand shares of ASE Inc. were delivered by the subsidiaries (Note 20).  In addition, ASE Inc. continued to acquire additional outstanding common shares of USI not owned by the Company with a total consideration of NT$4,667,117 thousand in August 2010.

EEMS Test Singapore Pte. Ltd. Acquisition

The Company, through ASE Singapore, acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd., in August 2010 with a total consideration of US$ 72,163 thousand.  EEMS Test Singapore Pte. Ltd. was renamed to ASE Singapore II Pte. Ltd. and subsequently merged into ASE Singapore on January 1, 2011.

The abovementioned acquisitions were accounted for as a purchase as prescribed by ROC Statement of Financial Accounting Standards (“SFAS”) No. 25, “Business Combinations-Accounting Treatment under Purchase Method”.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:

a.	Assets and liabilities - at exchange rates prevailing on the balance sheet date;
b.	Shareholders’ equity - at historical exchange rates;
c.	Income and expenses - at average exchange rates for the period

Exchange differences arising from the translation of the financial statements of foreign subsidiaries are recognized as a separate component of shareholders’ equity.

Non-derivative foreign-currency transactions are recorded in local currencies at the rates of exchange in effect when the transactions occur.  Exchange differences arising from settlement of foreign-currency assets and liabilities are recognized in profit or loss.

At the balance sheet date, foreign-currency monetary assets and liabilities are revalued using prevailing exchange rates and the exchange differences are recognized in profit or loss.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in shareholders’ equity, any exchange component of that gain or loss shall be recognized in shareholders’ equity. Conversely, when a gain or loss on a nonmonetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

If the functional currency of an equity-method investee is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company.  Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the Republic of China requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within twelve months from the balance sheet date.  All other assets such as property, plant and equipment and intangible assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months from the balance sheet date.  All other liabilities are classified as noncurrent.

Because the Company’s real estate business has an operating cycle greater than one year, its classification of current or noncurrent assets and liabilities related to the real estate business is based on its operating cycle.

Cash Equivalents

Repurchase agreements collateralized by government bonds with maturities of less than three months from the date of purchase are classified as cash equivalents.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Company recognizes a financial asset or financial liability on its balance sheet when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company has lost control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at fair value through profit or loss (“FVTPL”) are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.  At each balance sheet date subsequent to initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income for the period.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

A derivative that does not qualify for hedge accounting is classified as a financial asset or a financial liability held for trading.  If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Fair value is determined as follows:  Open-end mutual funds - the net asset value; publicly traded stocks - the closing-price at the balance sheet date; bonds and other financial instruments with no quoted price in an active market - using valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

The recognition, derecognition and the basis for fair value of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Cash dividends are recognized on the ex-dividend date.  Stock dividends are not recognized as investment income but are recorded as an increase in the number of shares.  The total number of shares subsequent to the increase is used for recalculation of cost per share.

If certain objective evidence indicates that an available-for-sale financial asset is impaired, a loss is recognized currently; if, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Hedging Accounting

Derivatives that are designated and effective as hedging instruments are measured at fair value, with subsequent changes in fair value recognized either in profit or loss, or in shareholders’ equity, depending on the nature of the hedging relationship.

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item as follows:

a.	Fair value hedge

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	Cash flow hedge

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity.  The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or periods during which the hedged forecasted transaction or an asset or liability arising from the hedged forecasted transaction affects profit or loss.  However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost.  The accounting for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  If certain objective evidence indicates that such a financial asset is impaired, a loss is recognized currently.  A subsequent reversal of such impairment loss is not allowed.

Bond Investments with No Active Market

Bond investments with fixed or determinable payments and with no quoted prices in an active market are carried at amortized cost using the effective interest method.  Those financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.  Gains or losses are recognized when the financial assets are derecognized, impaired or amortized.

If certain objective evidence indicates that a bond investment with no active market is impaired, a loss is recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Impairment of Accounts Receivable

As discussed in Note 3 to the consolidated financial statements, the Company adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement” (“SFAS No. 34”).  Accounts receivable are assessed for impairment at the end of each reporting period.  The Company first assesses whether objective evidence of impairment exists individually for accounts receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assesses them for impairment.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.  The amount of the impairment loss recognized is the difference between the carrying amount and the present value of estimated future cash flows discounted at the receivable’s original effective interest rate.

Impairment of Non-Financial Assets

When an asset’s (primarily property, plant and equipment, intangible assets and equity method investments) recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording an impairment loss.  When the recoverable amount subsequently increases, the impairment loss previously recognized is reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of the impairment loss should not exceed the carrying amount of the asset that would have been determined, net of depreciation or amortization, as if no impairment loss had been recognized.

Allowances for Sales Discount

Allowances for sales discounts are generally recorded in the same period the related revenue is recognized on the basis of historical experience, management’s judgment, and relevant factors.

Inventories and Inventories Related to Construction Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit, are stated at the lower of cost or net realizable value.  Inventory write-downs are made on an item by item basis.  Net realizable value is the estimated selling price of inventories less all estimated costs to complete production and selling expenses necessary to make the sale.  Raw materials and supplies are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.

Inventory for property development business includes buildings and land held for sale and construction in progress.  Prior to the completion, borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to buildings and land held for sale upon completion of the construction.  Construction in progress and buildings and land held for sale are stated at the lower of cost or net realizable value and related write-downs are made on an item by item basis.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Cost of sales of buildings and land held for sale are recognized based on the ratio of property sold to the total property developed.

Equity Method Investments

Investments in companies of which the Company owns at least 20% but less than 50% of the outstanding voting shares or where the Company exercises significant influence over the investee companies’ operating and financial policy decisions are accounted for using the equity method.  The acquisition cost is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the excess of the acquisition cost over the fair value of the identifiable net assets acquired, representing goodwill, shall not be amortized.

Gains or losses from downstream or upstream transactions with equity method investees are eliminated in proportion to the Company’s percentage of ownership in the investee.

When the Company subscribes for additional investees’ shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investees differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.  When the adjustment should be debited to capital surplus, but the capital surplus arising from long-term investment is insufficient, the difference is debited to retained earnings.

Property, Plant and Equipment and Idle Assets

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.  Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets.  Major additions and improvements to property, plant and equipment are capitalized, while maintenance and repairs are expensed as incurred.

Assets held under capital leases are initially recognized as assets of the Company at the lower of their fair value at the inception of the lease or the present value of the minimum lease payments; the corresponding liability is included in the balance sheet as capital lease obligations.  The interest included in lease payments is expensed when paid.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 60 years; machinery and equipment, transportation equipment and furniture and fixtures, 2 to 10 years; and leased assets and leasehold improvements, 3 to 6 years.

Idle assets are stated at the lower of fair value or carrying amount.  The carrying amount in excess of the fair value is recognized as an impairment loss.  The remaining book value is depreciated using the straight-line method.

When property, plant and equipment and idle assets are retired or disposed of, their cost, accumulated depreciation and accumulated impairment are removed from the accounts and any gain or loss is credited or charged to non-operating income or losses.

Intangible Assets

Patents and land use rights purchased are initially recorded at cost.  Land use rights, patents, acquired special technology, customer relationships and other intangible assets arising from business acquisitions are initially recorded at fair value at the date of acquisition.

Intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over the estimated service lives, which range as follows:  land use rights, 50 to 60 years; others, 3 to 20 years.

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Effective January 1, 2006, goodwill is no longer amortized and instead is tested for impairment annually.

Deferred Charges

Deferred charges mainly consist of tools and computer systems software.  Amortization of deferred charge is computed on a straight-line basis over 2 to 5 years.

Pension Cost

Pension cost under defined benefit plans are determined by actuarial valuations.  Contributions made under defined contribution plans are recognized as pension cost during the period in which employees render services.

Curtailment or settlement gains or losses of the defined benefit plans are recognized as part of the net pension cost for the period.

Income Taxes

The Company applies intra-period and inter-period allocations to its income tax, whereby deferred income tax assets and liabilities are recognized for (1) the items adjusted directly in shareholders’ equity and (2) the tax effects of temporary differences, loss carryforwards and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

The taxable temporary differences between the book value and tax basis of equity method investments in foreign subsidiaries are not recognized as deferred income tax liabilities since the Company could control the timing of reversal of the temporary differences and would not reverse them in the foreseeable future and will, in effect, exist indefinitely.

Any tax credits arising from purchases of machinery, equipment and technology and research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income tax on undistributed earnings is recorded by ASE Inc. and subsidiaries under jurisdiction of ROC at the rate of 10% and is recorded as an expense in the year shareholders resolve the distribution of earnings.

Stock-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for under ROC SFAS No. 39, “Accounting for Share-based Payment.”  Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options.  The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Employee stock options granted on or before December 31, 2007 were accounted for under the interpretations issued by the ROC ARDF.  The Company adopted the intrinsic value method under which compensation cost was recognized on a straight-line basis over the vesting period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity.  When ASE Inc. retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - capital in excess of par value are reversed on a pro rata basis.  When the book value of the treasury stock exceeds the sum of the par value and capital surplus - capital in excess of par value, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.  When treasury stock is disposed of, the book value of the treasury stock is removed from the accounts.  When the selling price of the treasury stock exceeds the book value of the treasury stock, the difference is credited to capital surplus - treasury stock transactions.

ASE Inc.’s shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares is reclassified from equity method investments to treasury stock.  Cash dividends received by subsidiaries from ASE Inc. are recorded as capital surplus - treasury stock transactions.

Revenue Recognition

Revenues from semiconductor packaging and testing services are recognized upon completion of the services or shipment.  Revenue from electronic manufacturing services is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, primarily upon shipment.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Revenue from others is recognized upon completion of the services or delivery of goods because the earnings process has been completed and the economic benefits associated with the transaction have been realized or are realizable.

Revenues are determined using the fair value taking into account related sales discounts agreed by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received or receivable.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the reader, and has been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$28.79 to US$1.00 as of June 30, 2011.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.	ACCOUNTING CHANGE

Recognition and Measurement of Financial Instruments

From January 1, 2011, the Company adopted the newly revised SFAS No. 34.  The main revisions require that loans and receivables originated by the Company are now covered by SFAS No. 34.  This accounting change did not have a material impact on the Company’s consolidated financial statements as of and for the six months ended June 30, 2011.

Operating Segments

From January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments” (“SFAS No. 41”).  The statement requires that segment information be disclosed based on the information regarding the components of the Company that management uses to make decisions regarding operating matters.  SFAS No. 41 requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Company’s chief operating decision maker in order to allocate resources to the segments and assess their performance.  This statement supersedes SFAS No. 20, “Segment Reporting”.  The Company conformed to the disclosure requirements as of and for the six months ended June 30, 2011.  The information for the six months ended June 30, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Cash on hand	$6,416	$8,354	$290
Checking and saving accounts	17,528,763	13,417,835	466,059
Time deposits	6,319,684	6,156,508	213,842
Repurchase agreements collateralized by government bonds	915,851	-	-

	$24,770,714	$19,582,697	$680,191

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Financial assets for trading - current
Financial notes	$324,394	$287,250	$9,978
Open-end mutual funds	773,870	169,984	5,904
Swap contracts	64,998	81,503	2,831
Domestic quoted stocks	48,459	33,512	1,164
Foreign quoted stocks	42,126	30,065	1,044
Forward exchange contracts	98,032	19,530	678
Foreign currency option contracts	19,705	-	-

	$1,371,584	$621,844	$21,599

Financial liabilities for trading - current
Swap contracts	$63,056	$293,345	$10,189
Cross currency swap contracts	-	91,680	3,185
Foreign currency option contracts	-	14,582	506
Forward exchange contracts	52,314	757	26

	$115,370	$400,364	$13,906

The Company entered into derivative contracts to manage exposures to foreign exchange and interest rate risks.  The derivative contracts entered into by the Company did not meet the criteria for hedge accounting except those described in Note 25h.

Information on such derivative transactions is as follows:

a.	Swap contracts

The outstanding swap contracts of the Company as of June 30, 2010 and 2011 were as follows:

		Contract Amount
Currency	Maturity Date	(In Thousands)

June 30, 2010

US$/NT$	2010.07-2011.02	US$146,400/NT$4,661,603
NT$/US$	2010.07	NT$11,366,508/US$353,400
NT$/JPY	2010.07	NT$707,000/JPY2,000,000

June 30, 2011

US$/NT$	2011.07	US$171,298/NT$4,943,596
NT$/US$	2011.07-2012.06	NT$17,212,079/US$591,780
NT$/JPY	2011.07	NT$24,135/JPY67,700
US$/JPY	2011.07-2012.06	US$66,060/JPY5,450,000
JPY/US$	2011.07	JPY2,722,213/US$33,873

b.	Forward exchange contracts

The outstanding forward exchange contracts of the Company as of June 30, 2010 and 2011 were as follows:

		Contract Amount
Currency	Maturity Date	(In Thousands)

June 30, 2010

US$/CNY	2010.07-2010.10	US$130,000/CNY886,143
US$/NT$	2010.07-2010.08	US$145,500/NT$4,645,719
US$/MYR	2010.07-2010.11	US$14,000/MYR45,757
US$/SGD	2010.07-2010.09	US$3,500/SGD4,865
US$/JPY	2010.07	US$13,000/JPY1,199,848
NT$/US$	2010.07-2010.08	NT$5,341,478/US$167,500
EUR/US$	2010.07-2010.09	EUR2,000/US$2,447

June 30, 2011

US$/CNY	2011.07-2011.08	US$42,000/CNY272,289
US$/NT$	2011.07	US$23,500/NT$679,784
US$/MYR	2011.07-2011.08	US$20,500/MYR62,430
US$/SGD	2011.07-2011.08	US$4,500/SGD5,591
EUR/US$	2011.07	EUR1,000/US$1,435
US$/KRW	2011.07	US$26,000/KRW28,269,200
US$/EUR	2011.07	US$289/EUR202

c.	Cross currency swap contracts

As of June 30, 2011, the notional amount of the outstanding contract of ASE Inc. was NT$953,940 thousand against US$30,000 thousand.  Interest receipts and payments are based on stated interest rates.  The contract will mature in September 2011.

d.	Foreign currency option contracts

The outstanding foreign currency option contracts of the Company as of June 30, 2011 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)

Sell US$ Put/NT$ Call	2013.04 (Note 1)	US$4,000/NT$107,000
Sell US$ Put/NT$ Call	2013.04 (Note 1)	US$4,000/NT$107,800
Buy US$ Call/NT$ Put	2013.04 (Note 1)	US$2,000/NT$53,500
Buy US$ Call/NT$ Put	2013.04 (Note 1)	US$2,000/NT$53,900

Note 1:	The abovementioned contracts are monthly settled with 24 valuation periods totally. However, the counter-party has the right to terminate the contract prior to the maturity date.

The outstanding foreign currency option contracts of a subsidiary as of June 30, 2010 were as follows:

Contract	Maturity Date	Contract Amount (In Thousands)	Strike Price

Sell US$ Put/CNY Call	2010.07-2010.10	USD130,000/CNY872,365	6.688-6.736
Buy US$ Call/ CNY Put	2010.07-2010.10	USD130,000/CNY872,365	6.688-6.736 (Note 2)

Note 2:	If the spot rate for CNY against US$ at the fixing date exceeds the specific exchange rate, there will be no settlement obligation between both parties.

For the six months ended June 30, 2010 and 2011, the gain on valuation of financial assets held for trading was NT$523,088 thousand and NT$321,096 thousand (US$11,153 thousand), respectively; the loss on valuation of financial liabilities held for trading was NT$331,836 thousand and NT$277,966 thousand (US$9,655 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Private-placement shares (Note 10)	$-	$112,080	$3,893
Quoted stocks (Note 11)	55,267	97,711	3,394
Open-end mutual funds	1,660,016	-	-
Corporate bonds	200,000	-	-
Adjustment of valuations	174,942	126,671	4,400
	2,090,225	336,462	11,687
Current portion	(1,886,428)	(65,427)	(2,273)

Noncurrent portion	$203,797	$271,035	$9,414

The private-placement shares held by the Company is a legally enforceable restriction that prevents their trading for a specified period.  As of June 30, 2010, the Company could not reliably measure fair value of the shares, so they were measured at cost (Note 10).  Subsequently, the Company could reliably measure the effects of restriction, which were consistent with those of other market participants, so the abovementioned shares previously classified as financial assets carried at cost were transferred to available-for-sale financial assets – current and noncurrent, resulting in an unrealized loss of NT$55,241 thousand (US$1,919 thousand) for the six months ended June 30, 2011.

7.	ACCOUNTS RECEIVABLE, NET

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Accounts receivable	$34,827,123	$33,350,352	$1,158,401
Allowance for doubtful accounts	(354,298)	(143,346)	(4,979)
Allowance for sales discounts	(164,083)	(147,466)	(5,122)

	$34,308,742	$33,059,540	$1,148,300

The factored accounts receivable of the Company were as follows:

Counter-parties	Receivables Sold (In Thousands)		Amounts Collected (In Thousands)		Advances Received at Period-end (In Thousands)		Interest Rates on Advances Received (%)	Revolving Credit Line (In Thousands)

Six months ended June 30, 2010
Citi bank	NT$	1,032,085	NT$	-	NT$	1,032,085	1.39	US$	108,000
	US$	17,812	US$	-	US$	17,812	1.67

Six months ended June 30, 2011
Citi bank	NT$	447,415	NT$	381,433	NT$	65,982	1.51	US$	97,500
	US$	92,005	US$	38,204	US$	53,801	0.95
Taishin bank	US$	8,141	US$	1,101	US$	7,040	0.92	US$	9,300

Pursuant to the factoring agreement, the losses from disputes (such as sales returns and discounts) shall be borne by the Company, while losses from credit risk shall be borne by the banks.  As of June 30, 2010 and 2011, the Company has issued promissory notes of US$28,000 thousand and US$28,930 thousand, respectively, as collateral.

8.	INVENTORIES

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Finished goods	$2,526,304	$2,665,965	$92,600
Work in process	2,285,107	1,758,927	61,095
Raw materials	7,757,567	8,174,939	283,951
Supplies	502,786	594,316	20,643
Materials and supplies in transit	531,901	629,956	21,881

	$13,603,665	$13,824,103	$480,170

The cost of inventories sold recognized as cost of revenues for the six months ended June 30, 2010 and 2011 was NT$66,498,555 thousand and NT$74,584,504 thousand (US$2,590,639 thousand), respectively, which included NT$119,502 thousand and NT$189,802 thousand (US$6,593 thousand), respectively, due to write-downs of inventories.

9.	INVENTORIES RELATED TO CONSTRUCTION BUSINESS

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Buildings and land held for sale	$-	$601,726	$20,900
Construction in progress related to construction business	11,301,050	9,781,566	339,756

	$11,301,050	$10,383,292	$360,656

Part of buildings and land held for sale in Shanghai Zhangjiang was sold and the profit recognized for the six months ended June 30, 2011 was NT$14,955 thousand (US$519 thousand).  The remaining projects are expected to be completed before the end of 2013.  The capitalized interest expense for the six months ended June 30, 2010 and 2011 is presented in Note 13.

10.	FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Limited partnership	$420,171	$439,843	$15,278
Unquoted common shares (Note 11)	336,454	365,578	12,698
Unquoted preferred shares (Note 11)	169,833	74,617	2,592
Private-placement shares (Note 6)	112,080	-	-

	$1,038,538	$880,038	$30,568

There is no quoted price from an active market for these investments and fair value is not readily available.  Therefore, these investments are carried at cost.

11.	BOND INVESTMENTS WITH NO ACTIVE MARKET - NONCURRENT

	June 30
	2010		2011
	Amount	Interest Rate (%)	Amount		Interest Rate (%)
	NT$		NT$	US$
				(Note 2)

SiPhoton, Inc.	$96,834	3	$86,175	$2,993	3
Sequans Communications SA	38,188	2	-	-	-

	$135,022		$86,175	$2,993

The bond investment in SiPhoton, Inc. was a 3-year unsecured convertible corporate bond with warrants.  During the six months ended June 30, 2011, the Company exercised the warrants to purchase 544,800 common shares of totaled US$1,500 thousand and recorded as financial assets carried at cost-noncurrent (Note 10).

The bond investment in Sequans Communications SA as of June 30, 2010 was totally converted into preferred shares in July 2010, which was subsequently transferred to common shares since they were listed and traded on the New York Stock Exchange from April 2011.  The Company recorded the investment as available-for-sale financial assets-noncurrent as of June 30, 2011 (Note 6).

12.	EQUITY METHOD INVESTMENTS

	June 30
	2010		2011
		% of			% of
	Amount	Ownership	Amount		Ownership
	NT$		NT$	US$ (Note 2)

Listed company
Hung Ching Development & Construction Co. (“HCDC”)	$910,460	26.2	$1,187,773	41,256	26.2
Unlisted companies
Hung Ching Kwan Co.	328,130	27.3	332,282	11,542	27.3
StarChips Technology Inc. (“SCT”)	72,722	33.3	54,247	1,884	33.3
CP Mingchuang Enterprise Development Fund (“CP Mingchuang”)	-	-	273,494	9,500	99.4
	1,311,312		1,847,796	64,182
Deferred gain on transfer of land	(300,149)		(300,149)	(10,425)
Accumulated impairment - SCT	-		(41,739)	(1,450)

	$1,011,163		$1,505,908	52,307

Market values of the listed equity method investments as of June 30, 2010 and 2011 were NT$1,118,665 thousand and NT$1,472,109 thousand (US$51,133 thousand), respectively.

During the six months ended June 30, 2011, the Company’s subsidiary, Shanghai DH, invested CNY 64,500 thousand in CP Mingchuang which will engage in the development of real estate properties.  Based on the limited partnership agreement, the final percentage of partnership of CP Mingchung will be 99.9% and the percentage of income distribution of CP Mingchuang is 90%.  Shanghai DH accounted for the investment as an equity method investment.

The Company recorded equity in earnings of equity method investments and the details were as follows:

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

HCDC	$46,526	$149,511	$5,193
USI	27,986	-	-
Others	(5,843)	(19,050)	(662)

	$68,669	$130,461	$4,531

13.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Buildings and improvements	$16,248,868	$17,759,359	$616,859
Machinery and equipment	99,695,842	106,000,725	3,681,859
Transportation equipment	151,922	173,437	6,024
Furniture and fixtures	4,115,072	3,847,855	133,653
Leased assets and leasehold improvements	325,498	353,465	12,277

	$120,537,202	$128,134,841	$4,450,672

Information about capitalized interest expense was as follows:

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Total interest expense including capitalized interest	$872,625	$858,017	$29,802
Less: Capitalized interest
Included in inventories related to construction business	117,713	66,507	2,310
Included in property, plant and equipment	53,391	48,342	1,679

Interest expense	$701,521	$743,168	$25,813

Capitalization rate
Inventories related to construction business	4.78%-5.31%	4.78%-5.68%
Property, plant and equipment	0.81%-3.80%	1.26%-3.56%

14.	INTANGIBLE ASSETS

The movements of intangible assets other than deferred pension cost were as follows:

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2010	$9,419,005	$1,385,144	$101,716	$484,544	$783,839
Additions – from newly acquired subsidiaries	4,094,607	155,548	1,187	-	-
Return of advances for land use rights	-	(74,079)	-	-	-
Amortization	-	(12,495)	(14,268)	(70,909)	(41,618)
Reclassified from assets leased to others	-	111,860	-	-	-
Translation adjustment	11,081	24,459	989	-	-

Balance at June 30, 2010	$13,524,693	$1,590,437	$89,624	$413,635	$742,221

Balance at January 1, 2011	$10,408,023	$2,173,907	$721,909	$342,726	$1,549,226
Additions – purchase	-	74,938	553	-	-
Reclassification	(113,675)	(4,972)	414	-	-
Amortization	-	(18,983)	(122,122)	(70,909)	(155,337)
Translation adjustment	(21,728)	12,128	127	-	-

Balance at June 30, 2011	$10,272,620	$2,237,018	$600,881	$271,817	$1,393,889

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Balance at January 1, 2011	$361,515	$75,509	$25,075	$11,904	$53,811
Additions – purchase	-	2,603	19	-	-
Reclassification	(3,948)	(173)	14	-	-
Amortization	-	(659)	(4,242)	(2,463)	(5,395)
Translation adjustment	(755)	421	5	-	-

Balance at June 30, 2011	$356,812	$77,701	$20,871	$9,441	$48,416

The intangible assets arising from newly acquired subsidiaries during the six months ended June 30, 2010 were mainly related to the USI Acquisition.  During the six months ended June 30, 2011, the Company completed the purchase price allocation of ASE Singapore II Pte. Ltd. and reclassified the purchase premium from goodwill to related assets.

15.	IDLE ASSETS

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Cost
Land	$182,069	$232,681	$8,082
Buildings and improvements	1,062,104	1,495,528	51,946
Machinery and equipment	846,754	396,725	13,780
Other	19,320	9,338	324
	2,110,247	2,134,272	74,132
Accumulated depreciation	(910,021)	(729,331)	(25,333)
Accumulated impairment	(298,735)	(220,633)	(7,663)

	$901,491	$1,184,308	$41,136

Idle assets mainly include USI’s Nankuan plant and ASE Electronics’ Flip-chip production line.

16.	SHORT-TERM BORROWINGS

Short-term borrowings represented revolving bank loans with annual interest rates of 0.73% to 5.83%, and 0.70%-9.28% as of June 30, 2010 and 2011, respectively.

17.	ACCRUED EXPENSES

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Accrued employee bonus and compensation to directors and supervisors	$2,022,958	$2,851,971	$99,061
Accrued salaries and bonus	2,205,887	2,505,747	87,035
Accrued maintenance expenses	468,479	447,556	15,546
Accrued utilities expenses	326,718	379,623	13,186
Accrued employee insurance expenses	221,636	250,977	8,718
Accrued professional service fees	180,216	177,959	6,181
Other	2,244,777	1,794,941	62,346

	$7,670,671	$8,408,774	$292,073

18.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Loans for specified purposes	$21,704,433	$10,587,945	$367,765
Working capital bank loans	31,334,795	27,910,858	969,464
Mortgage loans	-	1,064,091	36,960
	53,039,228	39,562,894	1,374,189
Current portion	(2,129,431)	(2,430,386)	(84,418)
	50,909,797	37,132,508	1,289,771
Unamortized arrangement fee	(96,074)	(85,327)	(2,964)

	$50,813,723	$37,047,181	$1,286,807

a.	Loans for specified purposes

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Syndicated bank loan (Led by Citi bank)
Repayable through March 2013 in semi-annual installments - annual interest rate was 1.91% and 1.98% as of June 30, 2010 and 2011, respectively	$15,225,000	$10,150,000	$352,553
US$200,000 thousand, repaid in May 2011 - annual interest rate was 1.11% as of June 30, 2010	6,455,600	-	-
Others - annual interest rate was 1.90% and 1.62%-1.93% as of June 30, 2010 and 2011, respectively	23,833	437,945	15,212

	$21,704,433	$10,587,945	$367,765

Pursuant to the loan agreements, ASE Inc. should hold no less than 51%, directly or indirectly, of ASE Test’s equity and maintain control over ASE Test at all time.

b.	Working capital bank loans

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Syndicated bank loans – repayable through June 2015 - annual interest rate was 1.25%-1.90% and 0.89%-1.72% as of June 30, 2010 and 2011, respectively
ASE Inc.	$8,700,000	$17,579,714	$610,619
ASESH AT	4,744,866	3,378,060	117,335
Others - due from July 2011 to September 2014 - annual interest rate was 0.68%-2.74% and 0.81%-5.54% as of June 30, 2010 and 2011, respectively
ASE Inc.	14,588,688	1,887,325	65,555
USI	200,000	1,353,125	47,000
USISH	-	1,076,900	37,405
ASE Shanghai	2,453,128	789,938	27,438
Others	648,113	1,845,796	64,112

	$31,334,795	$27,910,858	$969,464

c.	Mortgage loans – only as of June 30, 2011

	NT$	US$ (Note 2)

Due from September 2011 to June 2018 - annual interest rate was 1.27%-6.72%
USI	$709,001	$24,626
Shanghai DH	355,090	12,334

	$1,064,091	$36,960

Pursuant to the above loan agreements, the Company should maintain certain financial ratios.  Such financial ratios are calculated based on annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements.  As of June 30, 2011, the Company was in compliance with all of the loan covenants.  As of June 30, 2010, ASE Inc. was waived to be comply with loan covenants and the subsidiaries were all in compliance.

As of June 30, 2010 and 2011, loans of NT$13,323,457 thousand and NT$8,250,333 thousand (US$286,569 thousand), respectively, would mature within one year.  The Company, however, had obtained new long term credit lines to refinance the loans on a long-term basis before June 30, 2010 and 2011, respectively, and therefore such loans were not classified as current portion of long-term bank loans.

19.	PENSION PLANS

Defined Contribution Pension Plans

a.	Based on the pension plan under the ROC Labor Pension Act, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	According to local regulations, the subsidiaries in China, USA, Malaysia, Singapore and Mexico also make contributions to local governments.

Defined Benefit Pension Plans

a.
The Company has a defined benefit pension plan under the ROC Labor Standards Law.  The pension benefits are calculated based on the length of service and average base salary in the six months prior to retirement.  The Company contributes a certain percentage of monthly salaries of its ROC employees to a retirement fund, which is deposited with the Bank of Taiwan.

b.
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salary at the time of termination.  In addition, ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salary at the time of termination.

c.	In addition, ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.

Pension costs were NT$605,351 thousand and NT$616,773 thousand (US$21,423 thousand) for the six months ended June 30, 2010 and 2011, respectively.

20.	SHAREHOLDERS’ EQUITY

Common Stock

The authorized capital stock was NT$95,000,000 thousand and NT$15,000,000 thousand of which the Company has not completed the registration.  In addition, the Company reserved common stock of NT$6,000,000 thousand and NT$8,000,000 thousand for convertible bonds and employee stock option plans, respectively.  For the six months ended June 30, 2010 and 2011, employees exercised options and paid NT$160,535 thousand (10,955 thousand shares) and NT$472,291 thousand (22,640 thousand shares), of which NT$69,033 thousand (4,571 thousand shares) and NT$45,991 thousand (2,468 thousand shares) were recorded as “capital received in advance” as of June 30, 2010 and 2011, respectively.  Employees exercised options and paid NT$338,869 thousand for 17,608 thousand shares from July 1, 2010 to December 31, 2010.

In addition, the shareholders’ meetings held in June 2010 resolved to distribute stock dividends out of capital surplus and retained earnings in the amount of NT$5,494,970 thousand (549,497 thousand shares).  The Company made a capital reduction in the amount of NT$370,000 thousand (US$12,582 thousand) for 37,000 thousand shares through the retirement of treasury stock in January 2011.  The Company has completed the registration formalities for all the abovementioned increases and reductions of capital.

American Depositary Shares

ASE Inc. issued ADS, each ADS represents five common shares.  As of June 30, 2010 and 2011, 47,471 thousand and 77,516 thousand ADS were outstanding and represented approximately 237,355 thousand and 387,580 thousand common shares of ASE Inc., respectively.

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value, treasury stock transactions and reversed interest of convertible bonds may be transferred to capital, subject to a limited equal to a specified percentage of paid-in capital.

Capital surplus from equity method investments may not be used for any purpose.

Appropriation of Retained Earnings

The Articles of Incorporation of ASE Inc. provide that the annual net income shall be distributed in the following order:

a.	Replenishment of losses;

b.	10.0% as legal reserve;

c.	Special reserve in accordance with laws or regulations set forth by the authorities concerned;

d.	An amount equal to the excess of the income from equity method investments over cash dividends as special reserve;

e.	Not more than 2.0% of the remainder from a. to d. as compensation to directors and supervisors;

f.
Between 7.0% to 10.0% of the remainder from a. to d. as a bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees as decided by the board of directors; and

g.	The remainder from a. to f. as dividends to shareholders.

Employees referred to f. above include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

The Company is currently in the business stability stage.  To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is not lower than 30% of the total dividend amount, with the remainder to be distributed as stock dividends.  A distribution plan is also to be made by the board of directors and passed by resolution of the shareholders’ meeting.

For the six months ended June 30, 2010 and 2011, the bonus to employees of ASE Inc. was NT$721,122 thousand and NT$680,078 thousand (US$23,622 thousand), respectively, and the compensation to directors and supervisors of ASE Inc. was NT$142,822 thousand and NT$135,589 thousand (US$4,710 thousand), respectively.  The bonus to employees and compensation to directors and supervisors represented 10% and 2%, respectively, of net income (net of the bonus and compensation).  Significant differences between such estimated amounts and the amounts proposed by the board of directors in the following year are adjusted in the current year.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Based on a directive issued by the Securities and Futures Bureau, an amount equal to the net debit balance of certain shareholders’ equity accounts (including unrealized loss on financial instruments, net loss not recognized as pension cost and cumulative transaction adjustments) shall be transferred from unappropriated earnings to a special reserve.  In addition, the excess of book value over market value of treasury shares held by subsidiaries shall be also transferred from unappropriated earnings to a special reserve based on the proportion owned by ASE Inc.  Any special reserve appropriated may be reversed to the extent of the decrease in the net debit balance.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the reserve reaches the paid-in capital.  The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of paid-in capital.  Also, when the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital stock if the Company doesn’t have a deficit.

The appropriation of 2009 and 2010 earnings resolved at the Company’s annual shareholders’ meetings is as follows:

	Appropriation of Earnings			Dividends Per Share
	2009	2010		2009	2010
	NT$	NT$	US$ (Note 2)	NT$	NT$

Legal reserve	$674,455	$1,833,750	$63,694
Special reserve	-	1,272,417	44,196
Stock dividends	4,615,775	6,957,357	241,659	$0.84	$1.15
Cash dividends	1,978,190	3,932,419	136,590	0.36	0.65

	$7,268,420	$13,995,943	$486,139	$1.20	$1.80

The stock dividends appropriation of 2010 earnings were registered effectively to the Financial Supervisory Commission under the Executive Yuan and will take effect on August 20, 2011 resolved by the Company’s board of directors.  In addition, the Company’s board of directors also resolved that the cash dividends will be distributed on September 16, 2011.

Aside from the 2009 and 2010 earnings appropriations listed above, the shareholders also resolved to distribute the bonus to employees and compensation to directors and supervisors in cash.  The information was as follows:

	2009	2010
	NT$	NT$	US$
			(Note 2)

Bonus to employees	$607,009	$1,523,133	$52,905
Compensation to directors and supervisors	120,000	304,200	10,566

The differences between the approved amounts of the bonus to employees and compensation to directors and supervisors and the accrual amounts reflected in the consolidated financial statements for 2009 and 2010 were primarily due to changes in estimates.  The differences were NT$1,402 thousand and NT$427 thousand (US$15 thousand) and had been adjusted in earnings for the six months ended June 30, 2010 and 2011, respectively.

Information regarding the bonus to employees and the compensation to directors and supervisors is available on the Market Observation Post System website of the TSE.

Unrealized Gain (Loss) on Financial Instruments

Movements of the unrealized gain (loss) on financial instruments for the six months ended June 30, 2010 and 2011 were as follows:

	Available- for-sale Financial	Equity Method	Cash Flow Hedges
	Assets	Investments	(Note 25)	Total
	NT$	NT$	NT$	NT$	US$
					(Note 2)

Balance at January 1, 2010	$-	$332,721	$(307,223)	$25,498
Recognized directly in shareholders’ equity	137	(70,089)	(79,065)	(149,017)
Removed from shareholders’ equity and recognized in earnings	(137)	-	148,016	147,879
Balance at June 30, 2010	$-	$262,632	$(238,272)	$24,360

Balance at January 1, 2011	$(9,290)	$457,465	$(201,872)	$246,303	$8,555
Recognized directly in shareholders’ equity	(55,179)	(21,672)	28,025	(48,826)	(1,696)
Removed from shareholders’ equity and recognized in earnings	(62)	-	95,077	95,015	3,300

Balance at June 30, 2011	$(64,531)	$435,793	$(78,770)	$292,492	$10,159

Treasury Stock (Shares in Thousands)

	Beginning		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Six months ended June 30, 2010

Parent company shares held by subsidiaries	322,532	-	218,167	104,365

Six months ended June 30, 2011

Parent company shares held by subsidiaries	114,792	-	-	114,792
Repurchase under share buyback plan	37,000	-	37,000	-
	151,792	-	37,000	114,792

ASE Inc.’s board of directors approved a share buyback plan to repurchase ASE Inc.’s common shares listed on the TSE in November 2010. ASE Inc. had repurchased 37,000 thousand common shares, which were retired in January 2011.

As of June 30, 2010 and 2011, information regarding treasury stock held by subsidiaries was as follows:

	Shares
	Held By	Book	Market
	Subsidiaries	Value	Value
Subsidiary		NT$	NT$

June 30, 2010

ASE Test	63,099	$1,380,721	$1,618,484
J&R Holding	33,412	381,709	857,017
ASE Test, Inc.	7,854	196,677	201,461

	104,365	$1,959,107	$2,676,962

June 30, 2011

ASE Test	69,403	$1,380,721	$2,186,183
J&R Holding	36,750	381,709	1,157,624
ASE Test, Inc.	8,639	196,677	272,126

	114,792	$1,959,107	$3,615,933

	Book	Market
	Value	Value
Subsidiary	US$ (Note 2)	US$ (Note 2)

June 30, 2011

ASE Test	$47,958	$75,936
J&R Holding	13,258	40,209
ASE Test, Inc.	6,832	9,452

	$68,048	$125,597

ASE Inc. issued common shares in connection with its merger with subsidiaries.  The shares held by its subsidiaries were reclassified from equity method investments to treasury stock.

In addition, as discussed in Note 2, 218,167 thousand shares of ASE Inc. held by subsidiaries were used as the consideration of NT$5,246,916 thousand for the USI Acquisition in February 2010.  The difference between the consideration and the book value of the treasury stock, amounting to NT$1,271,532 thousand was recorded under capital surplus - treasury stock transactions.  Stock dividends received in 2010 by the subsidiaries from ASE Inc. were 10,427 thousand shares.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in capital increases through cash contributions and exercise of voting rights.

21.	EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. has four employee stock option plans, including the 2010 plan authorized to grant for 200,000 thousand units.  Each unit represents the right to purchase one share of common stock of ASE Inc. when exercised.  Under the terms of the plans, stock option rights are granted at an exercise price equal to or not less than the closing price of the common shares listed on the TSE on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the six months ended June 30, 2010 and 2011 was as follows:

	Six Months Ended June 30
	2010		2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Beginning outstanding balance	246,566	$25.6	397,627	$24.9
Options granted	187,720	28.6	12,280	28.8
Options forfeited	(1,319)	28.7	(3,204)	26.2
Options exercised	(10,955)	14.7	(22,640)	20.9

Ending outstanding balance	422,012	27.2	384,063	25.3

Ending exercisable balance	147,051	24.0	137,979	23.5

Grant date fair value of the options granted during the period (NT$)	$6.2-6.3		$8.0-8.1

The exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

The weighted average stock price at the date of exercise for stock options exercised for the six months ended June 30, 2010 and 2011 was NT$27.95 and NT$32.79 (US$1.14), respectively.

Information regarding outstanding and exercisable stock options as of June 30, 2011 was as follows:

		Weighted		Weighted
	Outstanding	Average	Exercisable	Average
	Number of	Remaining	Number of	Exercise Price
	Options (In	Contractual	Options (In	Per Share
Range of Exercise Price (NT$)	Thousands)	Life (Years)	Thousands)	(NT$)

$ 8.5	7,531	1.5	7,490	$8.5
12.1-17.2	33,176	3.1	32,831	16.6
26.0-28.8	343,356	7.9	97,658	26.9

	384,063		137,979	23.5

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee stock option plan which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one share of common stock of ASE Mauritius Inc. when exercised.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.  Information regarding stock options for the six months ended June 30, 2010 and 2011 was as follows:

	Six Months Ended June 30
	2010		2011
	Number of		Number of
	Options	Exercise Price	Options	Exercise Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Beginning and ending outstanding balance	29,420	$1.7	29,120	$1.7

Ending exercisable balance	14,760	1.7	20,522	1.7

For the six months ended June 30, 2010 and 2011, the remaining contractual life is 7.5 years and 6.5 years, respectively.

USI Option Plans

USI had employee stock option plans in place prior to its acquisition by the Company.  Under the terms of the plans, each unit represented the right to purchase one share of common stock of USI when exercised.  The option rights of these plans were valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.  In June 2010, USI reached an agreement with its employees to cancel unexercised options with cash compensation at a fixed amount per unit.  Compensation cost of NT$138,507 thousand was recognized for the six months ended June 30, 2010.

USIE Option Plans

The terms of the plans issued by USIE were the same with that of the USI option plans.  Information regarding stock options for the six months ended June 30, 2010 and 2011 was as follows:

	Six Months Ended June 30
	2010		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options (In	Per Share	Options (In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	18,722	$1.5	26,869	$1.8
Options granted	8,800	2.4	8,800	2.9
Options forfeited	(276)	1.5	(130)	1.5

Ending outstanding balance	27,246	1.8	35,539	2.1

Ending exercisable balance	9,294	1.5	12,591	1.5

Grant date fair value of the options granted during the period (US$)	$0.88-1.06		$0.83-0.95

Information regarding outstanding and exercisable stock options as of June 30, 2011 was as follows:

		Weighted		Weighted
	Outstanding	Average	Exercisable	Average
	Number of	Remaining	Number of	Exercise Price
	Options (In	Contractual	Options (In	Per Share
Range of Exercise Price (US$)	Thousands)	Life (Years)	Thousands)	(US$)

$ 1.5	17,939	6.5	12,591	$1.5
2.4-2.9	17,600	9.4	-	-

	35,539		12,591

Options granted by ASE Inc. and USIE during 2010 and 2011 were valued using the Hull & White Model (2004) with Ritchken’s Trinomial Tree Model (1995) and the inputs for the model were as follows:

	ASE Inc.	USIE
Assumptions:
Share price/market price at grant date	NT$28.60-28.75	US$2.49-2.62
Exercise price	NT$28.60-28.75	US$2.42-2.94
Expected volatility	28.59%-36.08%	32.48%-35.63%
Expected life	10 years	10 years
Expected dividend yield	4%	-
Risk - free interest rate	1.5620%-1.8087%	1.6306%-1.7997%

Expected volatility of ASE Inc. and USIE is based on the historical stock price volatility over the past 10 years of ASE Inc. and the comparable companies of USIE, respectively.  To allow for the effects of early exercise, ASE Inc. and USIE assumed that employees would exercise the options after the vesting date when the stock price was 1.58-1.69 times the exercise price.

For the six months ended June 30, 2010 and 2011, termination of employment resulted in forfeiture of stock options granted after January 1, 2008 of ASE Inc. and USIE amounting to 195 thousand units and 2,088 thousand units, respectively.  As of June 30, 2011, the estimated percentage of forfeiture due to termination of employment over the remaining vesting period of ASE Inc. and USIE was 1.8%-4.0%.

Compensation cost recognized by the Company for the options granted after January 1, 2008 was NT$79,645 thousand and NT$249,075 thousand (US$8,651 thousand) for the six months ended June 30, 2010 and 2011, respectively.

Had the Company used the fair value based method to evaluate the options granted on or before December 31, 2007, the pro forma information of the Company for the six months ended June 30, 2010 and 2011 would have been as follows:

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Net income attributable to shareholders of the parent	$7,752,050	$7,343,802	$255,082

Basic earnings per share after income tax	$1.32	$1.24	$0.04

22.      PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2010
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$

Personnel
Salary	$7,862,096	$3,934,152	$11,796,248
Pension cost	436,985	168,366	605,351
Labor and health insurance	495,496	207,472	702,968
Others	866,960	333,367	1,200,327

	$9,661,537	$4,643,357	$14,304,894

Depreciation	$8,216,333	$566,503	$8,782,836
Amortization	238,075	227,201	465,276

	Six Months Ended June 30, 2011
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$	US$
				(Note 2)

Personnel
Salary	$8,668,329	$4,372,048	$13,040,377	$452,948
Pension cost	459,585	157,188	616,773	21,423
Labor and health insurance	649,632	270,840	920,472	31,972
Others	1,141,708	633,366	1,775,074	61,656

	$10,919,254	$5,433,442	$16,352,696	$567,999

Depreciation	$9,865,124	$661,390	$10,526,514	$365,631
Amortization	468,864	323,490	792,354	27,522

23.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax at statutory rates and income tax expense was as follows:

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Tax expense based on pre-tax income at statutory rates	$2,033,415	$2,392,763	$83,111
Add (less) tax effects of:
Tax-exempt income	(464,833)	(393,835)	(13,680)
Others	(91,133)	132,174	4,591
Tax expense on taxable income	1,477,449	2,131,102	74,022
Loss carryforwards	(5,061)	(64,389)	(2,236)
Income tax on undistributed earnings	-	434,156	15,080
Credits for investments and research and development expenditures	(280,882)	(937,878)	(32,576)
(Continued)

	Six Months Ended June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Adjustment of prior year’s income tax	(91,455)	8,422	292
Current income tax	1,100,051	1,571,413	54,582
Deferred income tax	(33,125)	389,458	13,528

Income tax expense	$1,066,926	$1,960,871	$68,110
(Concluded)

Under Article 10 of the ROC Statute for Industrial Innovation passed by the ROC Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year.  This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

In May 2010, the ROC Legislative Yuan passed the amendment of Article 5 of the ROC Income Tax Law, which reduced a profit-seeking enterprise’s income tax rate from 20% to 17%, effective January 1, 2010.

b.	Deferred income tax assets (liabilities) were as follows:

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Deferred income tax assets - current
Unused tax credits	$742,900	$560,983	$19,486
Provision for inventory valuation and obsolescence	61,973	79,068	2,746
Others	274,382	388,669	13,500
	1,079,255	1,028,720	35,732
Valuation allowance	(168,034)	(127,615)	(4,433)

	$911,221	$901,105	$31,299

Deferred income tax liabilities - current	$-	$(287)	$(10)

Deferred income tax assets - noncurrent
Unused tax credits	$2,063,859	$1,374,424	47,740
Loss carryforwards (Expiry in 2031)	666,105	512,760	17,810
Accrued pension cost	684,393	607,059	21,086
Depreciation	30,390	37,361	1,298
Others	102,707	418,209	14,526
	3,547,454	2,949,813	102,460
Valuation allowance	(1,501,026)	(1,196,650)	(41,565)

	$2,046,428	$1,753,163	$60,895

Deferred income tax liabilities - noncurrent
Depreciation and others	$(261,605)	$(451,688)	$(15,689)

c.	The tax holidays for the Company are as follows:

1)
A portion of ASE Inc.’s income from packaging of semiconductors is exempt from income tax for five years ending December 2013, respectively.  A portion of ASE Chung Li branch’s income from manufacturing, processing and testing of semiconductors is exempt from income tax for five years ending December 2011.

2)	A portion of ASE Test, Inc.’s and PowerASE’s income are exempt from income tax for five years.

3)
Some China subsidiaries were eligible to enjoy the five-year tax holiday (two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate) starting from the first profit-making year, or qualify as high technology enterprises which are entitled to research and development tax credits and a reduced tax rate of 15%, or were eligible to deduct several times of research and development expenses from their taxable income.

Under new income tax laws, the distribution of China-sourced income generated after January 1, 2008 is subject to a 10% withholding tax, and enterprises originating from those countries that have tax treaties with China may apply for lower withholding tax rates.

d.	As of June 30, 2011, unused tax credits, which may be utilized to offset future income tax, were set forth below:

Year of Expiry	NT$	US$ (Note 2)

2011	$280,282	$9,735
2012	547,170	19,006
2013	743,370	25,821
2014	220,803	7,670
2015	143,782	4,994

	$1,935,407	$67,226

e.
Income tax returns of ASE Inc. have been examined by the ROC tax authorities through 2006.  ASE Inc. disagreed with the result of examinations relating to its income tax returns from 2002 to 2006 and applied for related tax appeals and procedures.  ASE Inc. has recognized the related income tax expense in the year upon completion of examinations.

f.	Information regarding Imputation Tax System

As of June 30, 2010 and 2011, the balance of the Imputation Credit Account (“ICA”) amounted to NT$1,199,669 thousand and NT$1,250,697 thousand (US$43,442 thousand), respectively.  The creditable ratio for the distribution of 2010 and 2011 earnings is 12.47% (actual) and 6.02% (estimated), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated since January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.  The expected creditable ratio for the 2010 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

24.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$

Six months ended June 30, 2010

Basic EPS
Income attributable to shareholders of the parent	$8,207,201	$8,007,853	5,879,165	$1.40	$1.36
Effect of dilutive potential common shares
Bonus to employees	-	-	46,829
Employee stock options issued by ASE Inc.	-	-	31,469
Bonus to employees and employee stock options issued by subsidiaries	(43,431)	(43,431)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	$8,163,770	$7,964,422	5,957,463	1.37	1.34

Six months ended June 30, 2011

Basic EPS
Income attributable to shareholders of the parent	$8,462,848	$7,618,457	5,934,177	1.43	1.28
Effect of dilutive potential common stock
Bonus to employees	-	-	69,119
Employee stock options issued by ASE Inc.	-	-	97,930

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	$8,462,848	$7,618,457	6,101,226	1.39	1.25

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	US$ (Note 2)	US$ (Note 2)		US$ (Note 2)	US$ (Note 2)

Six months ended June 30, 2011

Basic EPS
Income attributable to shareholders of the parent	$293,951	$264,621	5,934,177	$0.05	$0.04
Effect of dilutive potential common shares
Bonus to employees	-	-	69,119
Employee stock options issued by ASE Inc.	-	-	97,930

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	$293,951	$264,621	6,101,226	0.05	0.04

The ROC ARDF issued Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as compensation expenses.  These bonuses were previously recorded as appropriations from earnings.  If the Company may settle the bonus to employees by cash or shares, the Company should presume that the entire amount of the bonus will be settled in shares and the resulting potential shares should be included in the weighted average number of shares outstanding used in the calculation of diluted EPS, if the shares have a dilutive effect.  The number of shares is estimated by dividing the entire amount of the bonus by the closing price (after consideration of the dilutive effect of dividends) of the shares at the balance sheet date.  Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shareholders resolve the number of shares to be distributed to employees at their meeting in the following year.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and common stock issued from capital surplus.  The pro forma retroactively adjusted EPS was as follows:

	Six Months Ended June 30
	2010		2011
	Before Income Tax	After Income Tax	Before Income Tax		After Income Tax
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)

Basic EPS	$1.25	$1.22	$1.28	$0.04	$1.15	$0.04
Diluted EPS	1.23	1.20	1.24	0.04	1.12	0.04

25	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$ (Note 2)	NT$	US$ (Note 2)

Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss - current	$1,188,849	$1,188,849	$520,811	$18,090	$520,811	$18,090
Available-for-sale financial assets - current	1,886,428	1,886,428	65,427	2,273	65,427	2,273
Available-for-sale financial assets - noncurrent	203,797	203,797	271,035	9,414	271,035	9,414
Financial assets carried at cost - noncurrent	1,038,538		880,038	30,568
Bond investments with no active market - noncurrent	135,022		86,175	2,993
Guarantee deposits - noncurrent	73,758	73,758	89,240	3,100	89,240	3,100
Restricted assets (including current portion)	270,377	270,377	598,350	20,783	598,350	20,783
Liabilities
Long-term bank loans (including current portion)	52,943,154	52,943,154	39,477,567	1,371,225	39,477,567	1,371,225
Capital lease obligations (including current portion)	8,656	8,656	29,021	1,008	29,021	1,008
(Continued)

	June 30
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$ (Note 2)	NT$	US$ (Note 2)

Derivative financial instruments

Assets
Swap contracts	$64,998	$64,998	$81,503	$2,831	$81,503	$2,831
Forward exchange contracts	98,032	98,032	19,530	678	19,530	678
Cross currency swap contracts	32,337	32,337	-	-	-	-
Foreign currency option contracts	19,705	19,705	-	-	-	-
Liabilities
Swap contracts	63,056	63,056	293,345	10,189	293,345	10,189
Cross currency swap contracts	42,195	42,195	222,116	7,716	222,116	7,716
Interest rate swap contract	279,419	279,419	95,493	3,317	95,493	3,317
Foreign currency option contracts	-	-	14,582	506	14,582	506
Forward exchange contracts	52,314	52,314	757	26	757	26
(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash and cash equivalents, accounts receivable, other receivables, short-term borrowings, accounts payable, accrued expenses and payable for properties.  Due to their short term nature, these financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets at FVTPL and available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of derivatives, private-placement shares and financial notes were determined using valuation techniques incorporating estimates and assumptions which are similar with those generally used by other market participants to price financial instruments.

3)
Financial assets carried at cost and bond investments with no active market have no quoted prices in active markets and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values due to their short term nature.

5)	The interest rates of long-term loans were mainly floating; therefore, their fair values approximate carrying amounts.

c.
Valuation gains from changes in fair value of financial instruments determined using valuation techniques were NT$189,963 thousand and NT$55,656 thousand (US$1,933 thousand) for the six months ended June 30, 2010 and 2011, respectively.

d.
As of June 30, 2010 and 2011, financial assets exposed to fair value interest rate risk amounted to NT$117,193 thousand and NT$475,989 thousand (US$16,533 thousand), respectively, financial liabilities exposed to fair value interest rate risk amounted to NT$51,892 thousand and NT$4,968 thousand (US$173 thousand), respectively, financial assets exposed to cash flow interest rate risk amounted to NT$19,949,448 thousand and NT$16,330,031 thousand (US$567,212 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk amounted to NT$68,387,213 thousand and NT$65,503,816 thousand (US$2,275,228 thousand), respectively.

e.
For the six months ended June 30, 2010 and 2011, interest income of NT$127,896 thousand and NT$145,996 thousand (US$5,071 thousand), and interest expense (including capitalized interest) of NT$872,625 thousand and NT$858,017 thousand (US$29,802 thousand) were associated with financial assets or liabilities other than those at FVTPL.

f.	Strategy for financial risk

The derivative instruments employed by the Company are to mitigate risks arising from ordinary business operation.  All derivative transactions entered into by the Company are designated as either hedging or trading, which are governed by separate internal guidelines and controls.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match its assets and liabilities.

g.	Information about financial risk

1)	Market risk

All derivative financial instruments are mainly held to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities and interest rate fluctuations on its floating rate long-term loans.  Exchange gains or losses on these derivative contracts are likely to be offset by gains or losses on the hedged assets and liabilities.  Interest rate risks are also controlled because the expected cost of capital is fixed.  Thus, market risk for derivative contracts is believed to be immaterial.

The Company holds open-end mutual funds, financial notes and quoted stocks, which are subject to market risk.  The fair value of these investments will decrease by approximately NT$8,600 thousand (US$299 thousand) if their market price decreases by 1%.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if counter-parties or third parties breached contracts.  Credit risk represents the positive fair values of contracts as of the balance sheet date.  The counter-parties to the foregoing financial instruments are reputable financial institutions and business organizations.  Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidity risk

The Company’s operating funds and credit line are deemed sufficient to meet cash flow demand; therefore, the Company’s liquidity risk is not considered to be significant.

The Company’s investments in open-end mutual funds and financial notes are traded in active markets and can be disposed of quickly at close to their fair values.  The Company’s bond investments with no active market and financial assets carried at cost have no active markets; therefore, liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s loans are mainly floating interest rate debts.  When the market interest rate increases by 1%, the Company’s annual cash outflows will increase by approximately NT$644,000 thousand (US$22,369 thousand).

h.	Fair value hedge and cash flow hedge

The Company entered into interest rate swap contracts and cross currency swap contracts to hedge exposures from fluctuations in both foreign exchange and interest rates arising from its long-term loans and receivables between the Company and its affiliates.

1)
The fair value of the interest rate swap contracts as of June 30, 2010 and 2011 was a loss of NT$279,419 thousand and a loss of NT$95,493 thousand (US$3,317 thousand), respectively.  The outstanding interest rate swap contracts of the Company as of June 30, 2010 and 2011 were as follows:

	Notional Amount	Interest Rates	Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date	(In Thousands)	Paid (%)	(%)	Demand	Hedge

June 30, 2010

2013.03	NT$10,440,000	2.45-2.48	0.511	2008-2013	2008-2013
2013.03	NT$ 4,785,000	0.96-0.99	0.511	2009-2013	2009-2013
2011.05	US$ 200,000	1.48-1.55	0.348	2009-2011	2009-2011

June 30, 2011

2013.03	NT$6,960,000	2.45-2.48	0.769	2008-2013	2008-2013
2013.03	NT$3,190,000	0.96-0.99	0.769	2009-2013	2009-2013

2)
The fair value of the above cross currency swap contracts as of June 30, 2010 and 2011 was a net loss of NT$9,858 thousand and a net loss of NT$130,436 thousand (US$4,531 thousand), respectively.  The outstanding cross currency swap contracts of the Company as of June 30, 2010 and 2011 were as follows:

			US$		Expected
		NT$	Interest		Period for the
		Interest	Rate	Expected	Recognition of
		Rate	Received	Period for	Gains or
	Notional Amount	Received	(Paid)	Further Cash	Losses from
Maturity Date	(In Thousands)	(%)	(%)	Demand	Hedge

June 30, 2010

2011.03	NT$3,058,920/US$96,000	0.22-0.24	0.35	2010-2011	2010-2011
2011.04	US$19,000/NT$596,030	-	(0.35)-(0.44)	2010-2011	2010-2011
2011.05	US$40,000/NT$1,267,200	-	(0.54)	2010-2011	2010-2011
2011.05	US$6,000/NT$191,100	-	(0.83)	2010-2011	2010-2011

June 30, 2011

2011.09	NT$1,280,000/US$40,000	0.55	0.19	2010-2011	2010-2011

The changes in unrealized gain (loss) on cash flow hedging financial instruments are disclosed in Note 20.

26.	RELATED PARTY TRANSACTIONS

The related parties and their relationships with the Company are disclosed in Note 12, except Hung Ching Shin Investment Co., a subsidiary of one of ASE Inc.’s equity method investments.  Additionally, Powerchip Semiconductor Corp. and NXP B.V. continue to exercise significant influence over PowerASE and ASEN, respectively, and therefore are related parties of PowerASE and ASEN, respectively.

For the six months ended June 30, 2010 and 2011, the Company had no significant transactions with related parties.

27.	ASSETS PLEDGED OR MORTGAGED

Except Note 7, the following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guarantee deposits for employment of foreign labor, etc.:

	June 30
	2010	2011
	NT$	NT$	US$ (Note 2)

Property, plant and equipment
Land	$501,293	$446,113	$15,495
Buildings and improvements	1,872,145	1,745,818	60,639
Restricted assets (including current portion)	270,377	598,350	20,783

	$2,643,815	$2,790,281	$96,917

28.	COMMITMENTS AND CONTINGENCIES

a.	As of June 30, 2011, the outstanding derivative contracts and covenants of loan agreements were discussed in other Notes.

b.
The Company leases the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through August 2020.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings, machinery and equipment under non-cancelable operating leases.

Future minimum lease payments under the above-mentioned operating leases as of June 30, 2011 were as follows:

	NT$	US$ (Note 2)

From July 1 to December 31, 2011	$130,907	$4,547
2012	132,584	4,605
2013	32,514	1,129
2014	25,025	869
2015 and thereafter	58,147	2,020

Total minimum lease payments	$379,177	$13,170

c.	As of June 30, 2011, unused letters of credit of the Company were approximately NT$679,000 thousand (US$23,585 thousand).

d.
As of June 30, 2011, commitments to purchase machinery and equipment of the Company were approximately NT$6,760,000 thousand (US$234,804 thousand), of which NT$401,591 thousand (US$13,949 thousand) had been prepaid.

e.
As of June 30, 2011, outstanding commitments related to construction of buildings of the Company were approximately NT$3,619,000 thousand (US$125,703 thousand), of which NT$591,196 thousand (US$20,535 thousand) had been prepaid.

f.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2013.  Pursuant to the agreements, the Company shall pay royalties based on specified percentages of sales volume and licensing fees to the counter parties.  Royalties and licensing fees paid for the six months ended June 30, 2010 and 2011 were NT$94,000 thousand and NT$42,352 thousand (US$1,471 thousand), respectively.

g.
Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the investigation of the United States International Trade Commission.  The United States Patent and Trademark Office has also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the ITC Investigation.

Up to date, the impact of the California Litigation or the ITC Investigation cannot be estimated.

29.	SUBSEQUENT EVENTS

The Company’s board of directors resolved in June 2011 to issue 5-year secured bonds and each bond would have a face value of NT$50,000 thousand (US$1,737 thousand).  The total issued amount is anticipated to be NT$8,000,000 thousand (US$277,874 thousand) and will be used to improve the financial structure.  The bonds were registered and approved by the Financial Supervisory Commission under the Executive Yuan on August 1, 2011.

30.	OTHER

The information for significant foreign assets and liabilities of the Company were summarized as follows (in thousands of foreign currency):

	June 30
	2010	2011

Financial assets

Monetary items
US$	$1,915,144	$1,962,123
CNY	1,920,271	2,221,952
JPY	11,977,253	8,605,154

Financial liabilities

Monetary items
US$	2,158,794	2,197,245
CNY	2,438,236	2,225,525
JPY	7,396,774	8,400,000
Exchange rate
US$	US$1=NT$32.2780	US$1=NT$28.7250
CNY	CNY1=NT$4.7531	CNY1=NT$4.4386
JPY	JPY1=NT$0.3641	JPY1=NT$0.3573

31.	OPERATING SEGMENTS FINANCIAL INFORMATION

	Packaging	Testing	EMS	Other	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Six months ended June 30, 2010

Revenues from external customers	$47,779,995	$9,950,528	$24,864,450	$1,375,469	$-	$83,970,442
Revenue among intersegments (Note)	$2,589,332	$71,377	$21,096,678	$6,347,238	$(30,104,625)	$-
Segment income before income tax	$5,365,360	$2,620,907	$965,087	$505,154	$-	$9,456,508
Segment assets	$96,297,628	$41,537,477	$43,279,083	$30,178,452	$-	$211,292,640

Six months ended June 30, 2011

Revenues from external customers	$50,803,568	$10,831,178	$29,113,851	$1,511,017	$-	$92,259,614
Revenue among intersegments (Note)	$1,425,032	$51,237	$22,770,346	$3,991,925	$(28,238,540)	$-
Segment income before income tax	$6,221,354	$2,364,889	$897,471	$361,715	$-	$9,845,429
Segment assets	$106,695,100	$39,520,284	$38,873,216	$25,013,740	$-	$210,102,340

	Packaging	Testing	EMS	Other	Adjustment	Total
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Six months ended June 30, 2011

Revenues from external customers	$1,764,625	$376,213	$1,011,249	$52,484	$-	$3,204,571
Revenue among intersegments (Note)	$49,497	$1,780	$790,912	$138,657	$(980,846)	$-
Segment income before income tax	$216,094	$82,143	$31,173	$12,564	$-	$341,974
Segment assets	$3,705,978	$1,372,709	$1,350,233	$868,835	$-	$7,297,755

Note:	All significant intercompany balances and transactions were eliminated upon consolidation.

ANNEX B

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Net Revenues

Net revenues increased 9.9% to NT$92,259.6 million (US$3,204.6 million) in the six months ended June 30, 2011 from NT$83,970.4 million in the six months ended June 30, 2010, primarily due to (i) an increase in revenues from electronic manufacturing services (“EMS”) in the first half of 2011 compared to the first half of 2010 as the Company acquired additional shares in USI in February 2010 and therefore revenues from EMS in the first half of 2010 reflected only five months of revenue contribution, and (ii) an increase in revenues from both the packaging and testing businesses due to an increase in sales volume given the better general market conditions in 2011 as compared to 2010.

Gross Profit

Gross profit increased 0.9% to NT$17,622.4 million (US$612.1 million) in the six months ended June 30, 2011 from NT$17,471.9 million in the six months ended June 30, 2010. The Company’s gross profit as a percentage of net revenues, or gross margin, decreased to 19.1% in the six months ended June 30, 2011 from 20.8% in the six months ended June 30, 2010. This decrease was primarily due to an increase in the raw material costs as a percentage of net revenues. Raw material costs in the six months ended June 30, 2011 were NT$43,662.5 million (US$1,516.6 million) compared to NT$39,238.4 million in the six months ended June 30, 2010. As a percentage of net revenues, raw material costs increased to 47.3% in the six months ended June 30, 2011 from 46.7% in the six months ended June 30, 2010, primarily because net revenues in the six months ended June 30, 2011 contain six months of the revenues derived from the EMS business which has greater raw material costs, whereas net revenues in the six months ended June 30, 2010 only contain revenues from February to June from the EMS business. Depreciation, amortization and rental expenses in the six months ended June 30, 2011 were NT$10,664.7 million (US$370.4 million), compared to NT$8,658.2 million in the six months ended June 30, 2010. As a percentage of net revenues, depreciation, amortization and rental expenses increased to 11.6% in the six months ended June 30, 2011 from 10.3% in the six months ended June 30, 2010. This increase was primarily because the Company acquired more equipment in 2010, especially in the second and third quarters. Labor cost in the six months ended June 30, 2011 was NT$10,919.3 million (US$379.3 million) compared to NT$9,639.9 million in the six months ended June 30, 2010. As a percentage of net revenues, labor cost slightly increased to 11.8% in the six months ended June 30, 2011 from 11.5% in the six months ended June 30, 2010.

Operating Income

Operating income decreased 10.3% to NT$9,008.2 million (US$312.9 million) in the six months ended June 30, 2011 compared to NT$10,042.3 million in the six months ended June 30, 2010. The Company’s operating income as a percentage of net revenues, or operating margin, decreased to 9.8% in the six months ended June 30, 2011 from 12.0% in the six months ended June 30, 2010, primarily due to a decrease in the gross margin. Operating expense increased 15.9% to NT$8,614.2 million (US$299.2 million) in the six months ended June 30, 2011 compared to NT$7,429.6 million in the six months ended June 30, 2010. The increase in operating expense was primarily due to increases in the research and development expense, and general and administrative expense. General and administrative expense increased 14.5% to NT$3,893.7 million (US$135.2 million) in the six months ended June 30, 2011 from NT$3,400.0 million in the six months ended June 30, 2010, primarily due to an increase in labor cost. General and administrative expense represented 4.2% of the Company’s net revenues in the six months ended June 30, 2011 compared to 4.0% in the six months ended June 30, 2010. Research and development expense increased 16.5% to NT$3,334.1 million (US$115.8 million) in the six months ended June 30, 2011 from NT$2,860.9 million in the six months ended June 30, 2010. Research and development expense represented 3.6% of the Company’s net revenues in the six months ended June 30, 2011 compared to 3.4% in the six months ended June 30, 2010. This increase in the research and development expense was primarily due to an increase in labor cost. The increase in labor cost for general and administrative expense and research and development expense was primarily due to an increase in headcount and share-based compensation expense recognized for the option grant in the second quarter of 2010.

Non-Operating Income (Expense)

The Company incurred a net non-operating income of NT$837.2 million (US$29.1 million) in the six months ended June 30, 2011 compared to a net non-operating expense of NT$585.8 million in the six months ended June 30, 2010. This increase was primarily due to increases in dividend income from financial assets carried at cost and a net gain on foreign exchange and gain on valuation of financial assets. The dividend income increased from NT$8.7 million in the first half of 2010 to NT$595.9 million (US$20.7 million) in the corresponding period of 2011. In addition, the Company incurred a net foreign exchange gain and gain on valuation of financial assets of NT$310.0 million (US$10.8 million) in the six months ended June 30, 2011 compared to a net foreign exchange loss of NT$107.4 million in the corresponding period of 2010. The increase in net foreign exchange gain and gain on valuation of financial assets was primarily due to gains from the currency forward contracts, swap contracts and cross currency swap contracts which we utilize from time to time to reduce the impact of foreign currency fluctuations on our results of operations.

Net Income

Net income, excluding minority interest, decreased 4.9% to NT$7,618.4 million (US$264.6 million) in the six months ended June 30, 2011 from NT$8,007.9 million in the six months ended June 30, 2010. The Company’s diluted earning per share decreased 6.7% to NT$1.25 (US$0.04) in the six months ended June 30, 2011 from diluted earnings per share of NT$1.34 in the six months ended June 30, 2010. The Company’s income tax expense increased 83.8% to NT$1,960.9 million (US$68.1 million) in the six months ended June 30, 2011 from NT$1,066.9 million in the six months ended June 30, 2010, primarily due to (i) an increase in pre-tax income, (ii) the capital gains tax incurred as a result of the share transfers between the subsidiaries of the Company due to the Company’s internal restructuring in 2011 and (iii) undistributed earnings tax expense recognized in June 2011.